Issuer Free Writing Prospectus dated May 9, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus dated April 26, 2019

Registration Statement No. 333-230812

UBER TECHNOLOGIES, INC.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated April 26, 2019 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-230812) (the “Registration Statement”) relating to the initial public offering of the common stock of Uber Technologies, Inc. (the “Company”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1543151/000119312519120759/d647752ds1a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 32 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “Uber,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

1.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Risk Factors—Our business would be adversely affected if Drivers were classified as employees instead of independent contractors:”

Our business would be adversely affected if Drivers were classified as employees instead of independent contractors.

The independent contractor status of Drivers is currently being challenged in courts and by government agencies in the United States and abroad. We are involved in numerous legal proceedings globally, including putative class and collective class action lawsuits, demands for arbitration, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities that claim that Drivers should be treated as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We believe that Drivers are independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform, are free to provide services on our competitors’ platforms, and provide a vehicle to perform services on our platform. Nevertheless, we may not be successful in defending the independent contractor status of Drivers in some or all jurisdictions. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the independent contractor status of Drivers could be material to our business. For example, in March 2019, we reached a preliminary settlement in the O’Connor, et al., v. Uber Technologies, Inc. and Yucesoy v. Uber Technologies, Inc., et al., class actions, pursuant to which we agreed to pay $20 million to Drivers who contracted with us in California and Massachusetts but with whom we have not entered into arbitration agreements, and who sought damages against us based on independent contractor misclassification, among other claims. The preliminary settlement is subject to a final approval hearing in July 2019.

In addition, more than 60,000 Drivers in the United States who have entered into arbitration agreements with us have filed (or expressed an intention to file) arbitration demands against us that assert similar classification claims. As of May 8, 2019, we have reached agreements that would resolve the classification claims of a large majority of these Drivers. Under the agreements, certain Drivers are eligible for settlement payments, subject to a threshold number of the covered Drivers entering into individual settlement agreements. We anticipate the aggregate amount of payments to Drivers under these individual settlement agreements, together with attorneys’ fees, will fall within an approximate range of $146 million to $170 million. As of December 31, 2018, we had reserved $132 million for this matter.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of Drivers as employees (or workers or quasi-employees where those statuses exist). Examples of recent judicial decisions relating to independent contractor classification include the California Supreme Court’s recent decision in Dynamex Operations West, Inc. v. Superior Court, which established a new standard for determining employee or independent contractor status in the context of California wage orders, the Aslam, Farrar, Hoy and Mithu v. Uber BV, et al. ruling by the Employment Appeal Tribunal in the United Kingdom that found that Drivers are workers (rather than self-employed), and a decision by the French Supreme Court that a driver for a third-party meal delivery service was under a “subordinate relationship” of the service, indicating an employment relationship. In Razak v. Uber Technologies, Inc., the Third Circuit Court of Appeals is reviewing misclassification claims by UberBLACK Drivers in Philadelphia following a summary judgment order in our favor at the district court level, and we expect a decision in the near term. If, as a result of legislation or judicial decisions, we are required to classify Drivers as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating Drivers, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

2.

The following information updates the disclosure set forth in the Preliminary Prospectus in the first paragraph under the section titled “Risk Factors—In certain jurisdictions, we allow consumers to pay for rides and meal deliveries using cash, which raises numerous regulatory, operational, and safety concerns. If we do not successfully manage those concerns, we could become subject to adverse regulatory actions and suffer reputational harm or other adverse financial and accounting consequences:”

In certain jurisdictions, including India, Brazil, and Mexico, as well as certain other countries in Latin America, Europe, the Middle East, and Africa, we allow consumers to use cash to pay Drivers the entire fare of rides and cost of meal deliveries (including our service fee from such rides and meal deliveries). In 2018, cash-paid trips accounted for approximately 13% of our global Gross Bookings. This percentage may increase in the future, particularly in the markets in which Careem operates. The use of cash in connection with our technology raises numerous regulatory, operational, and safety concerns. For example, many jurisdictions have specific regulations regarding the use of cash for ridesharing and certain jurisdictions prohibit the use of cash for ridesharing. Failure to comply with these regulations could result in the imposition of significant fines and penalties and could result in a regulator requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash with our Ridesharing products and Uber Eats offering can increase safety and security risks for Drivers and riders, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions such as Brazil, serious safety incidents resulting in robberies and violent, fatal attacks on Drivers while using our platform have been reported. If we are not able to adequately address any of these concerns, we could suffer significant reputational harm, which could adversely impact our business.

3.

The following information updates the disclosure set forth in the Preliminary Prospectus in the first paragraph under the section titled “Risk Factors—We may continue to be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, and may be required to modify our business model in those jurisdictions as a result:”

In certain jurisdictions, including key markets such as Argentina, Germany, Italy, Japan, South Korea, and Spain, our ridesharing business model has been blocked, capped, or suspended, or we have been required to change our business model, due primarily to laws and significant regulatory restrictions in such jurisdictions. In some cases, we have applied for and obtained licenses or permits to operate and must continue to comply with the license or permit requirements or risk revocation. In addition, we may not be able to maintain or renew any such license or permit. For example, Transport for London (“TfL”) announced in September 2017 that it would not renew our license to operate in London because it determined that we were not fit and proper to hold an operator’s license. We appealed this decision and in June 2018, we were granted a license to operate in London on a 15-month term (instead of the usual five-year term). If we are not successful in complying with the terms of the 15-month license and, as a result, it is terminated or not renewed, we would likely appeal any such decision as we did in 2017. Any inability to operate in London, as well as the publicity concerning any such termination or non-renewal, would adversely affect our business, revenue, and operating results. We cannot predict whether the TfL decision, or future regulatory decisions or legislation in other jurisdictions, may embolden or encourage other authorities to take similar actions even where we are operating according to the terms of an existing license or permit. Additionally, in April 2019, Mexico City’s Secretaría de Movilidad passed an amendment to existing ridesharing regulations implementing certain operational requirements including a prohibition on the use of cash to pay for ridesharing services and, effective as of November 2019, a requirement that drivers in Mexico City obtain additional licenses to provide ridesharing services. We are still evaluating the impact of these regulations, but such operational requirements, if implemented without modification, could have a negative impact on our business and our failure to comply with such regulations may result in a revocation of our license to operate in Mexico City.

4.

The following information updates the disclosure set forth in the Preliminary Prospectus in the last paragraph under the section titled “Risk Factors—Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and future prospects:”

In addition, we are currently involved in litigation in a number of the jurisdictions in which we operate. We initiated some of these legal challenges to contest the application of certain laws and regulations to our business. Others have been brought by taxicab owners, local regulators, local law enforcement, and platform users, including Drivers and consumers. These include individual, multiple plaintiff, and putative class and class action claims for alleged violation of laws related to, among other things, transportation, competition, advertising, consumer protection, fee calculations, personal injuries, privacy, intellectual property, product liability, discrimination, safety, and employment. For example, in May 2019, a class action was filed against us and certain of our subsidiaries in the Supreme Court of Victoria, Australia on behalf of participants in the taxi, hire-car, limousine, and charter vehicle industry who were licensed to operate in particular regions of Australia during certain periods between April 2014 and August 2017. The class action alleges that we operated unlawfully in such regions during such periods. These legislative and regulatory proceedings, allegations, and lawsuits are expensive and time consuming to defend, and, if resolved adversely to us, could result in financial damages or penalties, including criminal penalties, incarceration, and sanctions for individuals employed by us or parties with whom we contract, which could harm our ability to operate our business as planned in one or more of the jurisdictions in which we operate, which could adversely affect our business, revenue, and operating results.

5.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segments—Other Bets Segment—Ownership:”

Ownership

Uber Freight. As of December 31, 2018, we owned 89% of the issued and outstanding capital stock of our subsidiary that operates our Uber Freight offering, or 80% on a fully-diluted basis if all shares reserved for issuance under our Uber Freight employee incentive plan were issued and outstanding. As of December 31, 2018, no equity awards under the Uber Freight employee incentive plan had been granted. The minority stockholders of our subsidiary that operates our Uber Freight offering, including any holders of equity awards issued under the Uber Freight employee equity incentive plan, have put rights to sell certain of their equity interests to us at fair market value at specified periods of time, which may be satisfied after this offering in cash, Uber stock, or a combination of cash and Uber stock, at our election.

We attribute the minority stockholders’ pro rata share of the Uber Freight subsidiary’s net income or loss to the noncontrolling interest based on the outstanding ownership of the minority stockholders during the period.

JUMP. As of December 31, 2018, we owned 100% of the issued and outstanding capital stock of our subsidiary that operates our JUMP e-bike and e-scooter products. In April 2019, the JUMP employee incentive plan was terminated and all unvested and unexercised equity awards were cancelled. Certain JUMP employees who held such unvested and unexercised equity awards under the terminated JUMP employee incentive plan received grants of our RSUs pursuant to our 2013 Equity Incentive Plan. The fair value of the RSU grants and the impact on our financial statements were not material. For additional information on the JUMP employee incentive plan, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

6.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Business—Legal Proceedings” to include information regarding a recently filed class action in Australia:

Australia Class Action

On May 3, 2019, an Australian law firm filed a class action in the Supreme Court of Victoria, Australia, against us and certain of our subsidiaries, on behalf of certain participants in the taxi, hire-car, limousine, and charter vehicle industry. In its announcement of the filing, this law firm stated that more than 6,000 participants had registered to join the action. On May 6, 2019, two of our Australian subsidiaries were formally served with the filed class action claim. The remaining five Uber entities named in the filing have not yet been served. The cause of action alleged in the statement of claim is the tort of conspiracy by unlawful means and is predicated on allegations that we operated unlawfully during certain periods between April 2014 and August 2017 in the Australian States of Victoria, New South Wales, Queensland, and Western Australia. The claim alleges, in effect, that these operations caused loss and damage to the class representative and class members, including lost income and decreased value of certain taxi licenses. We deny these allegations and intend to vigorously defend the lawsuit filed.

This filing contains forward-looking statements that involve substantial risks and uncertainties, some of which cannot be predicted or quantified. All statements other than statements of historical facts contained in this filing, including statements regarding the Company’s future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described in the section titled “Risk Factors” and elsewhere in the preliminary prospectus contained within the Registration Statement. The forward-looking statements made in this filing relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statements made in this filing to reflect events or circumstances after the date of this filing or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. Please refer to the section of the preliminary prospectus contained within the Registration Statement titled “Special Note Regarding Forward-Looking Statements” for more information.

The Company has filed a registration statement (including a prospectus) with the SEC relating to the offering of its common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering of its common stock. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by email at prospectus@morganstanley.com.